

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Mr. Steve Johns
Chief Executive Officer
Interactive Systems Worldwide Inc.
3363 Corte del Cruce
Carlsbad, CA 92009

> **Re: Interactive Systems Worldwide Inc.**
> **Form 8-K/A**
> **Filed October 20, 2010**
> **File No. 000-21831**

Dear Mr. Johns:

We have reviewed your amendment dated October 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 21, 2010.

General

1.   Please provide a statement, <u>signed by a member of the Company's management</u>, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K/A filed October 20, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

2.   We note that you did not address our prior comment 1 and therefore we re-issue that comment as follows. Please revise your Form 8-K to state whether EisnerAmper LLP resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company "was notified that the client-auditor relationship … has ceased", as that wording is unclear to a reader.

3.   In your amended Form 8-K, include an updated Exhibit 16 letter from Eisner Amper LLP (formerly Eisner LLP) addressing the revised disclosures.

You may contact me at (202) 551-3446 if you have questions.

Sincerely,

Jaime G. John
Staff Accountant